Disability Rider Waiver of Premiums or Monthly Deductions	In this rider “we,” “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the policy.

This rider is made part of the policy and applies in lieu of any policy provisions to the contrary. This rider does not provide cash or loan values.

This Rider’s Benefit. We will pay the specified premiums for the policy when we receive proof that total disability of the insured person has existed continuously for at least six months, as provided in this rider. However, if the total monthly deduction at the beginning of a policy month is higher than the total specified premium for that month for the policy, we will instead waive such monthly deductions.

Total disability of the insured person must begin while this rider is in effect.

If total disability begins on or after the insured person’s fifth birthday and before the age 60 anniversary, we will pay all such premiums or waive all such deductions, if higher, while total disability continues.

If total disability begins at or after the age 60 anniversary, we will pay only such premiums or waive only such deductions due to be made before the age 65 anniversary while total disability continues.

In this rider, “age 60 anniversary” and “age 65 anniversary” mean the policy anniversaries nearest the insured person’s 60th and 65th birthdays, respectively.

During the first six months of total disability, we will take monthly deductions from the Policy Account. If the policy goes into default during this period, to keep it in force, we will require a payment for the amount specified either in the “Grace Period” provision of the policy or any No-Lapse Guarantee Rider in effect attached to the policy. Once total disability has lasted for at least six months, the amounts deducted from your Policy Account during total disability will be refunded as credits to your Policy Account as of the dates they were deducted. The value of your Policy Account will be determined as if such deductions had never been made. The amounts that we waive under this rider will not be deducted from the policy proceeds.

While specified premiums, or deductions if higher, are being waived:

1.	You may not increase or decrease the Face Amount of Insurance; and

2.	Except for the waiver of such premiums, or monthly deductions if higher, your Policy Account and insurance under your policy will continue to operate as if such premiums, or monthly deductions if higher, were not being waived (including insurance that will continue in force subject to the “Policy Loan” provisions of the policy and that values will vary depending on the performance of the investment funds of our Separate Account (SA) in which you may have allocated a portion of your Policy Account).

We will refund any premiums that are eligible for waiver and were paid by you prior to the time we began to pay specified premiums, but not more than the specified premiums that were due during that time.

If the monthly deduction was higher than the specified premium for any month described in the paragraph above, the monthly deduction for that month will instead be credited to your Policy Account as of the date it was deducted. The value of your Policy Account will be determined as if such deductions had never been made.

Cost of this Rider. While this rider is in effect, its cost will be a part of the monthly deduction from the Policy Account. The maximum monthly charges for this rider are shown in the “Policy Information” section of the policy.

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What is Total Disability? Total disability means that during the first 24 months of total disability, the insured person is unable to perform, due to sickness or accidental bodily injury, the substantial and material duties of his or her regular occupation for remuneration or profit. However, after 24 consecutive months of such disability, total disability will mean the insured person’s inability to engage in any gainful occupation for which he or she is reasonably qualified by education, training, or experience.

What is Not Covered? We will not pay specified premiums or waive monthly deductions:

1. For a total disability that begins before the insured person’s fifth birthday, or that begins while this rider is not in effect; or

2. If total disability results from:

a. An attempt at suicide or intentionally self-inflicted injury, while sane or insane;

b. War (declared or undeclared) or any act of war, or service in any of the armed forces or auxiliary units;

c. Active participation in a riot, insurrection, or terrorist activity;

d. Committing or attempting to commit a felony;

e. Voluntary intake of either:

i. Any drug, unless prescribed or administered by a physician and taken in accordance with the physician’s instructions; or

ii. Poison, gas, or fumes, unless they are the direct result of an occupational accident;

f. The insured person being intoxicated, as defined by the jurisdiction where the total disability occurred; or

g. Engaging in an illegal occupation or activity.

You Must Give Us Proof of Disability. Before we pay any premiums or waive any monthly deductions, we must be given written notice of claim and proof that total disability of the insured person has existed continuously for at least six months. This must be done while total disability continues and while the insured person is still living, unless it is not reasonably possible to do so and such notice and proof of total disability are provided as soon as reasonably possible. If notice or proof is not given as soon as reasonably possible, in no event, except in the absence of legal capacity, will we refund or pay any specified premiums or refund as a credit monthly deductions due more than one year prior to the date that proof is given to us.

We may require proof at reasonable intervals (but not more than once every 30 days) that total disability continues. After total disability has continued, uninterrupted, for two years, we will not require proof more frequently than once a year.

Proof of total disability, whether initial proof or proof of continuing total disability, must include a signed certification from the insured person’s treating physician, who is licensed and in good standing with a state in the United States, which certification contains the name, address and license number and state of the physician; certifies that the insured person has a total disability, including the date when the total disability began and the nature of the total disability, and is otherwise acceptable to us.

Regardless of any certification received from the insured person’s treating physician, we may require medical records for the insured person and/or a physical examination of the insured person by our medical representatives at our expense as part of any proof of total disability.

We will not pay premiums or waive monthly deductions, if higher, if proof is not furnished as required.

We will make a determination of whether the proof received sufficiently establishes that the insured person is totally disabled and/or that total disability continues. In making that determination, we will not be bound by any determination of any other entity.

Until the claim is approved, monthly deductions will continue to be made.

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Claim Forms. We will furnish you with forms for filing proof of loss within 15 days after we receive notice of claim. If we do not, you can comply with this rider’s Proof of Disability requirement by writing to us within 90 days after the loss occurs about the nature and extent of the loss.

When this Rider Will Terminate. This rider will not be in effect:

1. At and after the age 65 anniversary; provided, however, that if total disability began before the age 60 anniversary and continues to the age 65 anniversary, we will pay specified premiums or waive monthly deductions, if higher, while total disability continues as provided in the provision entitled “This Rider’s Benefit”; or

2. If the policy terminates.

You may terminate this rider by written request. The effective date of termination will be the beginning of the policy month which coincides with or next follows the date we receive your request. A claim based on total disability that begins before termination of this rider will not be affected by the termination.

When This Rider is Incontestable. This rider will become incontestable only after it has been in effect, during the lifetime of the insured person and without the occurrence of total disability of the insured person, for two years from the later of: (a) the Date of Issue of the Policy; and (b) the date as of which this rider becomes effective if added or restored after issue of the policy.

Rider Restoration. If you restore the policy’s benefits, you may restore it with this rider in accordance with the conditions specified in the policy provision entitled “Restoring Your Policy Benefits.”

Entire Contract; Changes. This rider, the policy to which it is attached, with the initial application, any subsequent applications, endorsements and other riders constitute the entire contract of insurance. No change in this rider will be valid until approved by our Chairman of the Board, our President or a person authorized by our Board of Directors and unless such approval is an amendment to this form or is attached to it. No agent has the authority to change this rider or to waive any of its provisions.

AXA EQUITABLE LIFE INSURANCE COMPANY

Mark Pearson, Chairman of the Board and Chief Executive Officer	Karen Field Hazin, Vice President, Secretary and Associate General Counsel]

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